

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

April 9, 2008

Theodore K. Zampetis
Chief Executive Officer
Shiloh Industries, Inc.
103 Foulk Road, Suite 202
Wilmington, Delaware 19803

>   **RE: Shiloh Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended October 31, 2007**
>   **Form 10-Q for Fiscal Quarter Ended January 31, 2008**
>   **File No. 0-21964**

Dear Mr. Zampetis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief